Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated February 6, 2014	Registration Statement No. 333-189536
Supplementing the Preliminary
Prospectus Supplement dated February 5, 2014
(To Prospectus dated June 21, 2013)

$260,870,000

PDL BioPharma, Inc.

4.00% Convertible Senior Notes due 2018

Final Term Sheet

The information in this pricing term sheet relates to PDL BioPharma, Inc.’s offering (the “Offering”) of its 4.00% Convertible Senior Notes due 2018 and should be read together with the preliminary prospectus supplement dated February 5, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 21, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-189536. PDL BioPharma, Inc. has increased the size of the Offering to $260,870,000 (or $300,000,000 if the underwriters’ overallotment option is exercised in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	PDL BioPharma, Inc. (the “Issuer”), a Delaware corporation.

Ticker / Exchange for Common Stock:	PDLI / NASDAQ Global Select Market (“NQGS”).

Securities Offered:	4.00% Convertible Senior Notes due 2018 (the “notes”).

Aggregate Principal Amount Offered:	$260,870,000 aggregate principal amount of notes (or $300,000,000 aggregate principal amount if the underwriters’ overallotment option is exercised in full).

Use of Proceeds:	The Issuer expects to receive net proceeds from the Offering of approximately $252.4 million (or approximately $290.3 million if the underwriters exercise their overallotment option in full), after deducting underwriting discounts and estimated fees and expenses related to the Offering.

The Issuer has entered into convertible note hedge transactions with one or more of the underwriters or their respective affiliates (the “option counterparties”), and also entered into warrant transactions with the option counterparties. The Issuer intends to use approximately $17.0 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer of the warrant transactions described in the Preliminary Prospectus Supplement).

If the underwriters exercise their overallotment option, the Issuer expects to sell additional warrants and use a portion of the net proceeds from the sale of such additional notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions.

The Issuer intends to use the remaining net proceeds from the Offering for working capital and general corporate purposes, including without limitation the repayment, repurchase or redemption of outstanding indebtedness or the acquisition of income-generating assets. Pending such uses, the Issuer intends to invest any remaining net proceeds of the Offering in interest-bearing, short-term securities issued or guaranteed as to principal or interest by the United States or a person controlled by the government of the United States.

Maturity:	February 1, 2018, subject to earlier repurchase or conversion.

Interest and Payment Dates:	Interest on the notes will accrue at a rate of 4.00% on the principal amount from February 12, 2014, payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2014.

	Per Note	Without Option	With Option
Public Offering Price:	100%	$260,870,000.00	$300,000,000.00
Underwriting Discount:	3%	$7,826,100.00	$9,000,000.00
Proceeds, Before Expenses, to the Issuer:	97%	$253,043,900.00	$291,000,000.00

Trade Date:	February 7, 2014.

Settlement Date:	February 12, 2014.

Last Reported Sale Price on NQGS February 6, 2014:	$7.97 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 15% above the NQGS Last Reported Sale Price on February 6, 2014.

Initial Conversion Price:	Approximately $9.17 per share of the Issuer’s common stock.

Initial Conversion Rate:	109.1048 shares of the Issuer’s common stock per $1,000 principal amount of notes.

No Optional Redemption:	The Issuer may not redeem the notes prior to the maturity date and no “sinking fund” is provided for the notes, which means that the Issuer is not required to redeem or retire the notes periodically.

Joint Book-Running Managers:	RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Managers:	Cowen and Company, LLC
Janney Montgomery Scott LLC

CUSIP:	69329Y AF1

ISIN:	US69329YAF16

Increase in Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price

Effective Date	$7.97	$8.50	$9.00	$9.50	$10.00	$10.50	$11.00	$11.50	$12.00	$12.50
February 12, 2014	16.3657	12.1141	8.8611	6.2316	4.1370	2.5076	1.2945	0.4739	0.0433	0.0000
February 1, 2015	16.3657	12.8592	9.5898	6.9903	4.9276	3.2306	1.6780	0.6389	0.0876	0.0000
February 1, 2016	16.3657	12.8602	9.3794	6.5105	3.9655	2.1200	0.9041	0.2065	0.0015	0.0000
February 1, 2017	16.3657	11.7807	7.9967	5.1120	3.0099	1.5849	0.7193	0.2992	0.0000	0.0000
February 1, 2018	16.3657	8.5423	2.0064	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case, if the stock price is:

•	between two stock prices in the table above or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	more than $12.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•	less than $7.97 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Despite the foregoing, in no event will the conversion rate, including any additional shares issuable under the table above, exceed 125.4705 shares of the Issuer’s common stock per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Acquisition and Cancellation of Certain Outstanding 2015 Notes

On February 6, 2014, the Issuer entered into exchange or purchase agreements with certain holders of approximately $131,689,000 aggregate principal amount of the Issuer’s outstanding 2.875% Convertible Senior Notes due 2015, or the 2015 Notes. The exchange agreements provide for the issuance by the Issuer of shares of common stock and the payment of a cash payment in exchange for those 2015 Notes being exchanged, and the purchase agreement provides for a cash payment for those 2015 Notes being purchased. The Issuer will issue a total of 20,293,751 shares of its common stock and pay an aggregate cash payment of $34,237,881.29 pursuant to the exchange and purchase agreements. Consummation of the exchange transactions is conditioned on customary closing conditions and there is no assurance that the Issuer will ultimately consummate the acquisition of any of its 2015 Notes.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated February 5, 2014, and an accompanying prospectus, dated June 21, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Fax: 212-428-6260, or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152; Phone: (800) 326-5897; E-mail: cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated February 5, 2014, and the accompanying prospectus, dated June 21, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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